SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) plans to hold two conference calls (once in Korean and the other in English) on February 5, 2009 (Thursday) to announce its unaudited combined earnings results of KEPCO and its six generation subsidiaries (“GENCOs”) for the fiscal year 2008. The call-in details for the conference calls are as follows;

Conference Call Conducted in Korean

Time: 16:00 ~ 17:00 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355 or 031-688-6000

From Overseas: 82-2-6677-3355 or 82-31-688-6000

Pass Code: 0205

Conference Call Conducted in English

Time: 17:30 ~ 18:30 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355 or 031-688-6000

From Overseas: 82-2-6677-3355 or 82-31-688-6000

Pass Code: 0205

Instant Playback Call-in Number

From Korea: 1544-3358 or 02-6677-3358 or 031-688-0111

From Overseas: 82-2-6677-3358 or 82-31-688-0111

Pass Code for Playback Recorded in Korean: 217348

Pass Code for Playback Recorded in English: 217349

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	General Manager, Finance Team

Date: January 29, 2009